Form C

ADD COMMENT

Cover Page

Name of issuer:

East Perry, LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

NC

Date of organization:

9/28/2016

Physical address of issuer:

61 Blue Heron Farm Road
Pittsboro, NC 27312

Website of issuer:

https://eastperry.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☑ Debt
- ☐ Other

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$535,565.00	$253,830.00
Cash & Cash Equivalents:	$265,277.00	$187,126.00
Accounts Receivable:	$14,117.00	$16,704.00
Current Liabilities:	$388,946.00	$184,517.00
Non-Current Liabilities:	$68,100.00	$68,100.00
Revenues/Sales:	$2,549,653.00	$1,921,267.00
Cost of Goods Sold:	$1,487,618.00	$1,199,439.00
Taxes Paid:	$0.00	$0.00
Net Income:	$302,473.00	$270,196.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

East Perry, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Janine Saunders	Founder	East Perry LLC	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Janine Saunders	CEO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Janine Saunders	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> There is no assurance that East Perry will achieve or maintain profitability. Like many growing e-commerce businesses, we may have incurred losses in prior periods and may continue to incur losses as we invest in inventory expansion, customer acquisition, product development, and operational infrastructure. Our path to profitability depends on our ability to increase sales volume, maintain adequate gross margins, and control operating expenses, all of which are subject to significant uncertainty. The costs associated with acquiring customers through paid marketing channels, maintaining inventory levels, and operating our e-commerce platform may exceed our revenue for extended periods. Even if we achieve profitability, we may not be able to sustain or increase profitability on a consistent basis. Investors should be prepared for the possibility that the company may never achieve profitability and that their investment could result in a total loss.

> East Perry will require additional capital beyond this offering to fund our growth plans, expand our product line, increase marketing efforts, and maintain adequate working capital. There can be no assurance that additional financing will be available on acceptable terms, or at all. Our ability to obtain additional financing will depend on numerous factors, including our operating performance, market conditions, investor sentiment, and the overall availability of credit. If we are unable to obtain sufficient additional capital, we may be required to reduce our operations, curtail our growth plans, or cease operations entirely. Any future equity financing will result in dilution to existing investors' ownership interests. Future investors may receive rights, preferences, or privileges that are superior to those of current investors. The issuance of debt securities could impose restrictive covenants that limit our operational flexibility. The inability to secure adequate financing on favorable terms could materially harm our business prospects and the value of investors' securities.

> East Perry, LLC has a limited operating history as a specialized e-commerce retailer of natural sheepskin products. While the company was incorporated in 2016 and is currently in a growth stage, there can be no assurance that our business model will prove successful or sustainable over the long term. Our ability to generate consistent revenue and achieve profitability depends on numerous factors, including consumer acceptance of our product offerings, our ability to effectively market our products, and our capacity to compete against larger, more established retailers. The niche nature of our product line, focused exclusively on sheepskin-based goods, may limit our addressable market and our ability to diversify revenue streams. Investors should be aware that companies with limited operating histories face heightened risks and uncertainties that more established businesses may not encounter.

> Our success depends heavily on the continued services and performance of our small management team and key employees. With only eight employees, the loss of one or more key personnel could have a material adverse effect on our operations, customer relationships, supplier relationships, and overall business performance. We face significant challenges in attracting, training, and retaining qualified personnel, particularly given our size and resources compared to larger competitors. We do not maintain key person life insurance on any members of our management team. The departure of key personnel could result in loss of institutional knowledge, disruption of business operations, and difficulty in executing our business strategy. There can be no assurance that we will be successful in retaining our current team or attracting additional qualified personnel as we seek to grow our business.

> Our entire product line is dependent on a single raw material: natural sheepskin. This concentration creates significant supply chain risks that could materially impact our business operations. Disruptions in the availability of sheepskin due to disease outbreaks affecting sheep populations, changes in agricultural practices, trade restrictions, geopolitical events, or natural disasters could severely limit our ability to source inventory. Additionally, our business is vulnerable to price volatility in sheepskin markets, which could increase our cost of goods sold and compress our profit margins. We may have limited ability to pass increased costs on to customers, particularly in competitive or price-sensitive market conditions. Unlike diversified retailers that can substitute materials or product lines, our specialized focus on sheepskin products means we have limited alternatives if our primary supply chain is disrupted. Any significant or prolonged interruption in our ability to source quality sheepskin could force us to suspend operations, lose customers, and suffer reputational harm.

> As an e-commerce business, East Perry is substantially dependent on third-party technology platforms and service providers for critical business functions. We rely on e-commerce platform providers, payment processors, web hosting services, and digital infrastructure to operate our online store, process transactions, and deliver our customer experience. Any disruption, outage, security breach, or degradation in performance of these third-party services could prevent customers from accessing our website, completing purchases, or receiving order confirmations, which would directly impact our revenue and reputation. We have limited control over these third-party providers and their operational decisions, including changes to pricing, terms of service, or platform features. Additionally, if any of these providers were to terminate their relationship with us, experience financial difficulties, or cease operations, we could face significant costs and delays in migrating to alternative solutions. Our business could be materially harmed by our inability to control or influence the reliability and performance of these essential third-party services.

> The market for home goods, bedding, and lifestyle products is highly competitive and dominated by significantly larger and better-capitalized competitors. We face competition from major online retailers, established bedding and home goods companies, specialty baby product retailers, pet supply companies, and other e-commerce businesses, many of which have substantially greater financial resources, brand recognition, customer bases, marketing budgets, and operational capabilities than East Perry. These competitors may be able to offer lower prices, faster shipping, broader product selections, and more extensive customer service than we can provide. Large retailers may also have preferential relationships with suppliers and logistics providers that give them cost advantages we cannot match. Additionally, competitors may be able to respond more quickly to market trends, invest more heavily in technology and innovation, and withstand economic downturns or periods of losses better than we can. Our ability to compete effectively will depend on our capacity to differentiate our products, maintain quality standards, build brand loyalty, and deliver superior customer experiences, none of which is assured. If we are unable to compete effectively, our market share, revenue, and profitability will be adversely affected.

> Our entire product line consists of animal-based products derived from sheepskin. We face risks related to changing consumer attitudes toward animal-derived materials and growing preferences for synthetic, vegan, or plant-based alternatives. Consumer advocacy groups, animal welfare organizations, and shifting cultural norms may create negative perceptions of products made from animal materials, which could reduce demand for our offerings. Younger consumer demographics, in particular, have shown increasing preference for cruelty-free and vegan products. Additionally, concerns about the environmental impact of animal agriculture and leather production could further diminish the appeal of sheepskin products among environmentally conscious consumers. We may face reputational risks, negative publicity, or boycotts if our sourcing practices are perceived as unethical or if we are unable to adequately demonstrate humane treatment of animals in our supply chain. Any significant shift in consumer preferences away from animal-based products could materially reduce our addressable market and harm our business prospects. Our specialized focus on sheepskin products limits our ability to pivot to alternative materials without fundamentally changing our business model.

> Our business may be subject to seasonal fluctuations in consumer demand, with potential concentration of sales around certain holidays, gift-giving periods, and seasonal weather patterns. Products such as baby items may see increased demand around Mother's Day and other parenting-related occasions, while bedding and home comfort products may experience higher sales during colder months. This seasonality could result in uneven revenue throughout the year and create challenges in managing inventory levels, cash flow, and staffing. Additionally, as a seller of premium-priced lifestyle and home goods products, our business is particularly sensitive to general economic conditions and consumer discretionary spending. During economic downturns, recessions, or periods of reduced consumer confidence, customers may defer purchases of non-essential items or trade down to lower-priced alternatives. Factors such as unemployment rates, inflation, interest rates, consumer debt levels, and overall economic uncertainty can significantly impact demand for our products. A prolonged economic downturn or reduction in consumer spending could materially harm our revenue and financial condition.

> East Perry's products, particularly those marketed for babies, children, and medical or wellness applications, are subject to various federal and state consumer product safety regulations and standards. Our baby products must comply with regulations enforced by the Consumer Product Safety Commission (CPSC), including standards related to flammability, lead content, phthalates, and other safety requirements. Products marketed with medical-grade claims or for therapeutic purposes may be subject to additional scrutiny or requirements from regulatory agencies. We must also comply with labeling requirements, country-of-origin disclosures, and care

instruction standards. Any failure to comply with applicable regulations could result in product recalls, seizures, fines, penalties, injunctions, or restrictions on our ability to sell certain products. Product recalls could be costly, damage our reputation, and result in loss of customer trust. Additionally, changes to existing regulations or the adoption of new safety standards could require us to modify our products, change our sourcing practices, or incur additional testing and compliance costs. We may also face liability claims if our products are alleged to have caused injury or harm, even if we have complied with all applicable regulations. Such claims could result in significant legal costs and damages that could materially harm our financial condition.

As an e-commerce business, East Perry collects, stores, and processes personal information from customers, including names, addresses, email addresses, payment information, and purchase history. We are subject to various federal and state laws and regulations governing data privacy and security, including state data breach notification laws and consumer protection statutes. We may also be subject to the California Consumer Privacy Act (CCPA) and similar state privacy laws that impose requirements regarding data collection, use, disclosure, and consumer rights. Compliance with these evolving and sometimes conflicting requirements is complex and costly. Any failure to adequately protect customer data or comply with applicable privacy laws could result in regulatory investigations, fines, penalties, and civil litigation. We face ongoing cybersecurity threats, including hacking, phishing, malware, ransomware, and other cyberattacks that could compromise our systems or customer data. A data breach or security incident could result in unauthorized access to sensitive information, disruption of our operations, loss of customer trust, reputational harm, and significant costs related to investigation, remediation, notification, credit monitoring services, and legal defense. The increasing sophistication of cyber threats and the evolving regulatory landscape create ongoing compliance challenges and risks that could materially impact our business.

Our success depends in part on our ability to protect our brand identity, product designs, proprietary processes, and other intellectual property. We rely primarily on trademark rights, trade dress, trade secrets, and confidential business information to protect our competitive position. However, we may have limited formal intellectual property protections, and the steps we have taken to protect our intellectual property may not be adequate. Our brand name, product names, and website content could be infringed or misappropriated by competitors or counterfeiters. Third parties could copy our product designs, marketing materials, or business methods without authorization. The costs of enforcing our intellectual property rights through litigation could be substantial and may exceed our financial resources. Additionally, we face the risk that third parties may claim that our products, branding, or business practices infringe their intellectual property rights. Defending against such claims, even if meritless, could be costly and time-consuming and could divert management attention from operating our business. If we were found to have infringed third-party intellectual property rights, we could be required to pay damages, cease using certain branding or product features, or obtain licenses on unfavorable terms. Any of these outcomes could materially harm our business and competitive position.

Our business operations are vulnerable to disruption from events beyond our control, including pandemics, epidemics, natural disasters, extreme weather events, geopolitical conflicts, terrorism, and other force majeure events. The COVID-19 pandemic demonstrated how global health crises can disrupt supply chains, logistics networks, consumer behavior, and economic conditions. Future pandemics or health emergencies could result in government-mandated closures, restrictions on commerce, disruptions to international shipping, labor shortages, and reduced consumer spending. Natural disasters such as hurricanes, floods, earthquakes, or wildfires could damage our inventory, disrupt our suppliers' operations, or impact our ability to fulfill customer orders. Our dependence on international supply chains for sheepskin sourcing makes us particularly vulnerable to disruptions in global trade and transportation. Climate change may increase the frequency and severity of extreme weather events and could impact sheep farming regions that supply our raw materials. Geopolitical tensions, trade disputes, or military conflicts could result in trade restrictions, tariffs, or supply chain disruptions that affect our ability to source products or serve customers. We may have limited or no insurance coverage for certain force majeure events, and the costs of business interruption could be substantial. Any significant disruption to our operations could materially harm our financial condition and business prospects.

An investment in East Perry securities is highly speculative and involves a high degree of risk. Investors should be prepared for the possibility of losing their entire investment. The company faces numerous risks and uncertainties common to early-stage and growing businesses, including unproven market demand, intense competition, dependence on key personnel, and the need for additional capital. There is no assurance that the company will achieve its business objectives, generate sufficient revenue, achieve profitability, or provide any return on investment to investors. The securities offered are suitable only for investors who can afford to lose their entire investment and who understand and accept the high-risk nature of an investment in an early-stage company. Prospective investors should carefully consider their financial situation, investment objectives, and risk tolerance before investing. This investment should be considered as part of a diversified investment portfolio and should represent only a portion of an investor's overall investment strategy.

Repayment depends entirely on future revenue, which is unpredictable and may be insufficient.
Unlike a conventional loan, this security does not have a fixed repayment schedule or guaranteed interest rate. Payments to investors are calculated as a percentage of the Company's revenue, and the Company's revenue may be lower than projected, may decline, or may cease entirely due to factors including competition, changes in customer demand, execution risk, or general economic conditions. If the Company's revenue is insufficient or the Company generates little to no revenue, investors may receive payments far slower than anticipated, receive substantially less than their invested principal, or receive nothing at all.

Investors do not hold equity and will not benefit from the Company's growth in enterprise value.
This security entitles investors only to a defined share of revenue up to a specified repayment cap (e.g., a multiple of the amount invested), not to an ownership stake in the Company. As a result, investors will not participate in any increase in the Company's valuation, will have no voting rights or control over Company decisions, and will not benefit from a future acquisition, IPO, or other liquidity event in the way an equity holder would — even if the Company becomes highly successful.

The Company has discretion over how revenue is defined, recognized, and reported, which may affect the amount and timing of payments.
"Revenue" for purposes of calculating payments is defined by the terms of this offering and may differ from revenue as reported under GAAP or as used for other business purposes. The Company retains discretion in categorizing revenue streams, timing of recognition, and application of any exclusions or deductions specified in the transaction documents. Investors are relying on the Company's good faith and accurate reporting, and have limited practical ability to independently verify the Company's revenue figures.

The Company has made certain assumptions about The Natural Home marketplace to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in consumer tastes, new feature introductions by competitors, and buying habits of our potential client base. In order to mitigate risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The Company diligently researches publicly available information and initiatives of competitors, changes in the marketplace and changes in customer preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product offerings to include newer features, functionality, or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must innovate. This requires a high level of adaptability by both our management and suppliers.

The Company services a niche potential client base in a highly competitive environment. East Perry serves an affluent clientele whose tastes in home products can be fleeting and fickle. Servicing this market is highly competitive, and our competitors offer different products our potential customers may prefer.

Shortages or interruptions in the supply or delivery of products could adversely affect our operating results. We are dependent on frequent deliveries of home products that meet our specifications. Shortages or interruptions in the supply of home products caused by problems in production or exporting, geopolitical conflict or tensions, inclement weather, unanticipated demand, or other conditions could adversely affect the availability, quality, and cost of our products could adversely affect our operating results.

The Company is very dependent on its founder. If anything catastrophic were to happen to the Company's founder Janine Saunders, the future of the Company may be compromised. The Company does not currently carry key-person life insurance, however, the Company plans to secure key-person life insurance when deemed financially prudent. Also, the Company's future success may depend on the Company's ability to attract and retain key personnel and third-party contractual relationships with exporters and others. If the Company is unable to attract key personnel and third-party contractors this could adversely affect our business, financial condition, and operating results.

East Perry's founder Janine Saunders controls 100% of the Company. As the sole member of East Perry LLC, Janine Saunders controls

the company. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related-party transactions. Ms. Saunders voting power through her ownership of the LLC could discourage or preclude others from initiating potential mergers, takeovers, or other change of control transactions.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The founder has designated herself as the lead investor who will sign documents and make decisions on behalf of all investors participating through the special purpose vehicle structure. This arrangement creates a significant and inherent conflict of interest because the founder has interests both as the operator and controlling person of the company and as the representative of the investors. Decisions that benefit the company or the founder personally may not align with the interests of outside investors, and the founder may have access to material non-public information about the company's financial condition, prospects, and challenges that is not available to other investors. In this dual role, the founder may face situations where her interests as company management conflict with her duties as investor representative, and there is no independent third-party advocate or fiduciary representing the interests of crowdfunding investors. Investors will have no recourse if the founder makes decisions in her capacity as investor representative that favor the company's interests over investor interests. This structure provides investors with no independent oversight or protection, and investors should be aware that their interests may not be adequately represented in future negotiations, decisions, or transactions involving the company.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, East Perry expects to use proceeds approximately as follows: 40% Inventory, 20% Reserve, 15% New Product, 18.1% Fees, 6.9% Wefunder fee. Management may adjust allocations among these categories based on inventory lead times, supplier availability, and other operational factors that arise.

If we raise: **$1,235,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, East Perry expects to use proceeds approximately as follows: 39% Inventory, 15% Paid Acquisition, 11% Operating Reserve, 10% Hiring, 6.5% New Product, 6.5% Loan Repayment, 1% New Packaging, 1% Research, 3.1% Fees, 6.9% Wefunder fee.
The max gets us the structure we need in place to scale in a way that is profitable. There are certain things that are breaking right now and the full capital will ensure our foundation is tight and we can hold a growth jump from $3 million to $5 million and so forth. It essentially gives us the capital to execute on the things we know are needed to increase profit and scale effectively.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use 5% of its gross revenues to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until investors have received 1.4x their principal investment (the repayment amount) , provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

Investors in the first $100,000.00 of the fundraise will receive 1.5x their principal. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met. Therefore, the company could potentially offer all $1,235,000.00 at 1.5x their principal.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

See exact security attached as Appendix B, Investor Contracts.

VIP Bonus East Perry will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

Yes: No Voting Rights

16. How may the terms of the securities being offered be modified?

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Membership Interest Units	1000	1000	☑

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit

the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholder may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholder may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholder may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholder have the right to redeem their securities at any time. The unitholder could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

The Securities lack liquidity, have not been registered, and are offered under an exemption from federal registration. The Securities offered by the Company have not been registered under federal or state securities laws, and are offered pursuant to the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). As a result, the Securities are subject to restrictions on transferability and resale and may not be transferred, sold, or otherwise disposed of, by any purchaser of the Securities during the one-year period beginning when the Securities were issued, unless the RSA is transferred (i) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D promulgated under the Securities Act, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. There is no market for the RSAs and no such market is expected to develop following the Offering.

Investors will be entitled to receive a return on their investment only through the Revenue Share Agreements (RSAs) and the Quarterly Revenue Share payments thereunder. If the Company does not generate sufficient revenues from operations, investors may not receive any return at all and/or may lose a substantial portion (or possibly all) of their investment amounts. The return to investors and the future value of the investment will depend on several factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. Neither the Company nor Portal make any representations or warranties with respect to any return on an investment in the Company.

The Securities are unsecured debt obligations of the Company. The RSAs are unsecured obligations of the Company and in the event of a default under the RSAs, investors will have limited recourse against the assets of the Company and rights that the Investor may have under the RSA will be subordinate to the Company's lenders, if any. Further, investors shall have no recourse against any other personal or business assets of East Perry LLC.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $384,000.00
Outstanding principal plus interest: $384,000.00 as of 9/15/2026
Interest rate: 6.0% per annum
This is via Shopify capital and we pay it off everyday from 10% of sales.

Loan
Amount: $68,100.00
Outstanding principal plus interest: $68,100.00 as of 9/15/2026
Interest rate: 3.75% per annum
Maturity date: 6/27/2050
SBA loan

Loan
Amount: $181,050.00
Outstanding principal plus interest: $181,050.00 as of 9/15/2026
Interest rate: 13.5% per annum
Wayflyer loan - taken from daily sales. This is the amount of $181,050 and it's for 11% of daily sales.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

East Perry, LLC (which may be referred to as the "Company", "we," "us," or "our") was formed in North Carolina as a limited liability company on September 28, 2016. The Company is engaged in the retail of sheepskin and wool-based products, including home decor, bedding, apparel and related consumer goods.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of September 8, 2026, we had cash and cash equivalents of approximately $334,000.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $535,565 and our current and non-current liabilities, as reflected in available financial statement fields, were $457,046.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $265,277.

Based on our current operations, we have a monthly net cash burn of approximately $15,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of $633,150 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used for inventory, new product development, operating , and hiring. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Janine Saunders, certify that:

(1) the financial statements of East Perry, LLC included in this Form are true and complete in all material respects; and

(2) the financial information of East Perry, LLC included in this Form reflects accurately the information reported on the tax return for East Perry, LLC filed for the most recently completed fiscal year.

Janine Saunders

Janine Saunders
Founder

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading

which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://eastperry.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Rev Share Agreement Payback Multiple
- Rev Share Agreement Payback Multiple

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Janine Saunders

Appendix E: Supporting Documents

- Attachment #24664
- ttw_merged_comms

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
  Early Bird Rev Share Agreement Payback Multiple
  Rev Share Agreement Payback Multiple
Appendix C: Financial Statements
  Financials 1
Appendix D: Director & Officer Work History
  Janine Saunders
Appendix E: Supporting Documents
  Attachment #24664
  ttw_merged_comms

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

East Perry, LLC

By

Janine Saunders

Founder / CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Janine Saunders

Founder / CEO
9/14/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.